Exhibit 99.2

PRESS RELEASE

Bahrain: TotalEnergies and Bapco Energies Join Forces in
Petroleum Products Trading

Manama, March 04, 2024 – Patrick Pouyanné, Chairman and CEO of TotalEnergies, met yesterday in Bahrain with His Highness Shaikh Nasser bin Hamad Al Khalifa, His Majesty the King’s Representative for Humanitarian Works and Youth Affairs and Chairman of Bapco Energies- the integrated energy company leading the energy transition in the Kingdom of Bahrain – and Mark Thomas, Group CEO of Bapco Energies.

The meeting laid the foundations for cooperation between TotalEnergies and Bapco Energies, under which TotalEnergies will support Bapco Energies in optimizing its Sitra refinery, which is currently being upgraded, and in trading of its petroleum products. TotalEnergies will bring its global oil and feedstock supply capacity, as well as its refining and trading expertise.

"We are pleased to have been selected by the Bahraini authorities to support Bapco Energies in optimizing their downstream petroleum operations, with a view to maximizing value for Bahrain. I sincerely hope that this new partnership marks the beginning of a promising relationship between TotalEnergies and the Kingdom of Bahrain," said Patrick Pouyanné, Chairman and CEO of TotalEnergies. "We are indeed a global integrated energy company and are willing to bring for the benefit of the Kingdom of Bahrein and Bapco Energies our full expertise along integrated oil, LNG and power value chains. We will work to extend our collaboration beyond oil and petroleum products to potential future developments in other energies, such as LNG or renewable power."

His Highness Shaikh Nasser bin Hamad Al Khalifa, His Majesty the King’s Representative for Humanitarian Works and Youth Affairs and Chairman of Bapco Energies said: "We are pleased to welcome such a respected and experienced global player in the energy trading sector. Bapco Energies and TotalEnergies’ collaboration will pursue opportunities for the Kingdom of Bahrain's oil & gas products and offer new energy solutions to our customers. With the start-up of our US$7 billion Bapco Modernization Programme (BMP) refinery upgrade project later this year, our partnership with TotalEnergies will help build a quality customer base for our expanded production. We look forward to working in partnership with the TotalEnergies’ team and bringing their experience and technology to Bapco Energies."

“This new collaboration with TotalEnergies will bring incremental value to the Kingdom of Bahrain and Bapco Energies through the application of TotalEnergies’ global expertise in product trading and feedstock optimization. We are looking forward to partnering with TotalEnergies to building the Bapco Energies brand as a reliable and trusted global supplier of quality products”, concluded Mark Thomas, Group CEO of Bapco Energies.

***

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.co

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).